EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Bath & Body Works, Inc. 401(k) Savings and Retirement Plan of our reports dated March 19, 2021, with respect to the consolidated financial statements of Bath & Body Works, Inc. (formerly known as L Brands, Inc.), and the effectiveness of internal control over financial reporting of L Brands, Inc., included in its Annual Report (Form 10-K) for the year ended January 30, 2021, and dated June 29, 2021, with respect to the financial statements and schedule of the Bath & Body Works 401(k) Savings and Retirement Plan (formerly known as the L Brands, Inc. 401(k) Savings and Retirement Plan) included in its Annual Report (Form 11-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Grandview Heights, Ohio

February 10, 2022